Ms. Renee Jones

Director

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

September 23, 2021

Re:	GATC Health, Inc. Offering Statement on Form 1-A Filed September 22, 2021 File No. 024-11582

Dear Ms. Jones:

On behalf of GATC Health, Inc., I hereby request qualification of the above-referenced offering statement at 2:00pm, Eastern Time, on Monday, September 27,  2021, or as soon thereafter as is practicable.

Sincerely,

/s/ John Stroh
John Stroh
Interim Chief Executive Officer
GATC Health, Inc.

cc: Jeanne Campanelli

CrowdCheck Law, LLP